Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Registration Statement on Form F-1 of THE GROWHUB LIMITED of our report dated September 30, 2026, except for Note 13, as to which the date is November 10, 2026, relating to the consolidated financial statements of EnChem America, Inc. and subsidiary as of December 31, 2025 and 2024 and for each of the two years in the period ended December 31, 2025, which report includes an explanatory paragraph regarding substantial doubt about EnChem America, Inc.’s ability to continue as a going concern and an explanatory paragraph regarding the restatement of the 2024 consolidated financial statements.

We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

Diamond Bar, California

November 10, 2026